Exhibit 20.1

Capital One Master Trust (RECEIVABLES)*

MONTHLY PERIOD: August 2007

1)	Beginning of the Month Principal Receivables:	$43,403,193,824.34
2)	Beginning of the Month Finance Charge Receivables:	$809,273,608.16
3)	Beginning of the Month AMF Receivables :	$59,479,892.51
4)	Beginning of the Month Discounted Receivables:	$0.00
5)	Beginning of the Month Total Receivables:	$44,271,947,325.01

6)	Removed Principal Receivables:	$0.00
7)	Removed Finance Charge Receivables:	$0.00
8)	Removed AMF Receivables	$0.00
9)	Removed Total Receivables:	$0.00

10)	Additional Principal Receivables:	$1,124,362,207.19
11)	Additional Finance Charge Receivables:	$11,832,401.84
12)	Additional AMF Receivables	$310,344.49
13)	Additional Total Receivables:	$1,136,504,953.52

14)	Discounted Receivables Generated this Period:	$0.00

15)	End of the Month Principal Receivables:	$44,222,662,539.22
16)	End of the Month Finance Charge Receivables:	$843,363,977.99
17)	End of the Month AMF Receivables	$59,696,904.98
18)	End of the Month Discounted Receivables:	$0.00
19)	End of the Month Total Receivables:	$45,125,723,422.19

20)	Excess Funding Account Balance	$0.00
21)	Adjusted Invested Amount of all Master Trust Series	$37,616,663,438.32

22)	End of the Month Seller Percentage	14.94%

Capital One Master Trust (DELINQUENCIES AND LOSSES)

MONTHLY PERIOD: August 2007

			ACCOUNTS	RECEIVABLES

1)	End of the Month Delinquencies:
	2)	30 - 59 days delinquent	412,292	$592,197,415.78
	3)	60 - 89 days delinquent	253,467	$392,088,536.78
	4)	90+ days delinquent	493,870	$850,314,920.37

	5)	Total 30+ days delinquent	1,159,629	$1,834,600,872.93

	6)	Delinquencies 30 + Days as a Percent of End of the Month Total Receivables		4.07%

7)	Defaulted Accounts during the Month		133,221	$199,694,421.31

8)	Annualized Default Rate as a Percent of Beginning of the Month Principal Receivables			5.38%

*For calculation purposes, Beginning of Month Principal Receivables includes Additional Principal Receivables

Capital One Master Trust (COLLECTIONS)

MONTHLY PERIOD: August 2007

			COLLECTIONS	PERCENTAGES

1)	Total Collections and Gross Payment Rate**		$9,093,727,187.98	20.03%

2)	Collections of Principal Receivables and Principal Payment Rate		$8,177,163,092.62	18.36%

	3)	Prior Month Billed Finance Charges and Fees	$670,437,909.85
	4)	Amortized AMF Income	$33,224,372.81
	5)	Interchange Collected	$133,973,636.20
	6)	Recoveries of Charged Off Accounts	$76,911,680.51
	7)	Collections of Discounted Receivables	$0.00

	8)	Collections of Finance Charge Receivables and Annualized Yield	$914,547,599.37	24.65%

Capital One Master Trust (AMF COLLECTIONS)

MONTHLY PERIOD: August 2007

1)	Beginning Unamortized AMF Balance			$173,224,881.43
	2)	+ AMF Slug	$873,013.00
	3)	+ AMF Collections	$35,240,868.80
	4)	- Amortized AMF Income	$33,224,372.81
5)	Ending Unamortized AMF Balance			$176,114,390.42

**Total Collections and Gross Payment Rate is calculated as a Percent of Beginning of Month Total Receivables which includes

Additional Total Receivables

August 2007 COMT Yield was higher than expected as described below.  Generally, account holder lending agreements for credit cards permit grace periods as short as 25 days.  A grace period is the period of time between the date a statement is generated (a statement cycle date) and the payment due date.  Previously, grace periods have been as long as 30 days. In an effort to align grace periods to the permitted 25 days, the Bank utilized a one time delay of statement cycle dates for most account holders which moved some statement cycle dates from June 2007 to July 2007.  Given the calculation methodology of COMT Yield, the impact of the cycle delay to July impacted COMT Yield in August.  We do not anticipate that Net Losses or Yield will be materially impacted by such action in future months, and we do not anticipate any delay in the payment of interest or principal to noteholders as a result of this action.